UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008.
Commission File Number 000-51559
STEALTHGAS INC.
(Translation of registrant’s name into English)
331 Kifissias Avenue Erithrea 14561 Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is hereby incorporated by reference into (1) the Registration Statement on Form S-8 (Reg. No. 333-144240) of StealthGas Inc. filed with the Securities and Exchange Commission (“SEC”) on June 29, 2007 and the reoffer prospectus, dated June 29, 2007, contained therein, and (2) the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-143804) and the related prospectus supplement filed with the SEC on November 13, 2007, and in each case to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

99.1	Consolidated Financial Statements (Unaudited) for the Six Months Ended June 30, 2008

99.2	Management’s Discussion and Analysis of Financial Conditions and Results of Operations

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2008

STEALTHGAS INC.
By:	/s/ Andrew J. Simmons
	Name:	Andrew J. Simmons
	Title:	Chief Financial Officer